NEWS RELEASE

Pacific Internet Limited appoints Brett Lay as Chief Financial Officer

SINGAPORE, Friday, 12 October 2007 – Pacific Internet Limited (Nasdaq: PCNTF) (“PacNet” or the “Company”), Asia Pacific’s largest telco-independent Internet Communications Service Provider by geographic reach, today announced that PacNet Board member and CFO of Asia Netcom, Mr Brett Lay was appointed as Chief Financial Officer for PacNet with immediate effect. His appointment follows the stepping down of current PacNet CFO, Mr Ho Tuck Chuen.

“Brett is an experienced financial and operating executive with more than 20 years of industry experience. His dual role as CFO of both PacNet and ANC will continue to support the Company’s progress in the eventual merger of the two entities,” said Bill Barney, Chairman and CEO of PacNet. “We truly appreciate Tuck Chuen’s contributions to the Company over the years and wish him all the best in his new endeavours.”

Prior to his role as CFO of Asia Netcom, Mr. Lay was an independent financial advisor who specialised in asset valuations, capital structures, mergers and acquisitions. From 1999 to 2003, Mr Lay served as Chief Financial Officer of Pihana Pacific, which acquired properties in six Asia Pacific countries plus the United States for the construction and operation of carrier neutral Internet exchange facilities. He later developed and executed the three-way merger of Pihana Pacific, i-STT and Equinix (EQIX).  Prior to Pihana Pacific, Mr Lay was Chief Financial Officer and director of Asia Pacific at MediaOne Group, Inc., where he negotiated and executed the sale and financing of numerous companies and managed more than $1 billion in operations in seven Asia Pacific countries.  From 1985-1999, Brett held several senior finance positions at US WEST/MediaOne Group Inc.  He has an M.S. in Finance and M.S. in Management from the University of Colorado.

Exiting CFO, Mr Ho, played an important role in driving the Company’s financial planning and streamlining corporate office processes over the past two years.  Under his leadership, the Finance organisation at PacNet was able to ensure good corporate governance and compliance with all regulatory mandates of the business.

-Ends-

Media and Investor Relations Contacts:
Bernard Ho
Senior Manager, Group Corporate Communications
Pacific Internet Limited
Direct Tel: +65 6771 0443
Mobile: +65 9782 3393
Email: bernard.ho@pacific.net.sg / investor@pacific.net.sg

Editor’s Notes:

About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The Company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement
Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.